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Cannabics.com

December 23rd, 2015

US Securities & Exchange Commission

Corporate Finance Division

Washington, DC 20549

Attn: Ms. Pamela Howell

Re: Cannabics Pharmaceuticals Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended August 31st, 2014

Filed October 23rd, 2015.

File No. 000-52403

Dear Ms. Howell,

We are in receipt of your letter dated November 30th, 2015 regarding Cannabics Pharmaceuticals Inc. and the aforementioned filing. Below please find our respective responses:

I have chosen to respond to your 3 comments in reverse order simply because the responses are longer as they proceed, and I thought it an easier read to progress from the simple to the more complex.

Signatures, page 21

3.	We reissue comment 5. We note that you have not identified the principal accounting officer or controller. Refer to General Instructions D(2)(a).

RESPONSE: The company proposes to revise their filings to include both titles (Principle Accounting Officer, Chief Accounting Officer) of Mr. Dov Weinberg, our CFO per (D)(2)(a).

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2.	We reissue comment 2. Please explain the basis for your belief that your product will not fall within the FDA review of medicine, as opposed to edible products, when you refer to your technology as medical cannabis capsules that will provide relief from various ailments.

RESPONSE: Once again, please refer to the answer given last comment. The Issuer does not have any “product” - for FDA review or otherwise. The Issuer is not creating or producing any product for which it seeks FDA approval. In fact it makes neither medicine nor a product. The “technology” is merely abstract - the IP of how to create a slow release mechanism, not the mechanism itself. The medical relief described for ailments has been clinically observed and tested exclusively in Israel, where the company is licensed to do so and the government health ministry and medical regimen allow for (and indeed prescribe) such usage. However, the company does not produce any product in any jurisdiction, including Israel and hence makes no medical claims for any product. FDA oversight is only over a sold product, not an abstract idea. The manufacturer in Colorado, is licensed by that state to manufacture the product, yet makes absolutely no medical claims whatsoever. As such, there is no FDA regulatory aegis. This is exactly the same scenario as the “GNC Products” stores where you can enter and find hundreds of oils, compounds, vitamins etc – there is no FDA oversight as no medical claims are made by the manufacturer or on the labels, they are merely sold for what they are – wheat grass, vitamin E, fish oil, etc. Exactly same situation here.

Beyond this, and particular to this Issuer, the FDA cannot regulate marijuana edibles. Marijuana remains a Schedule I controlled substance under the Federal Controlled Substances Act (FCSA), which means that it is outside the purview of the Food and Drug Administration (FDA) to regulate as a drug. As the “basis” for this answer, the Issuer would simply refer the reviewers to CFR §21, Vol 1, wherein the above-referenced explanation is codified.

Form 10-K for the Fiscal Year Ended August 31, 2014.

Item 1. Description of Business, Regulations, page 7

We note your response to comment 1 and we partially reissue. Please expand upon your statement that the company could be deemed at variance with the Federal Controlled Substances Act. Clarify the potential impact on the company as a result. In addition, as previously requested, please revise your disclosure to alert investors that your operations could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act, or to constitute aiding or abetting, or being an accessory to, a violation of that Act.

RESPONSE:

This comment has two, seemingly conflicting sections. In the first sentence you request me to “expand upon” the statement that the Issuer “could be deemed to be at variance with the Federal Controlled Substances Act.”; while in the second part you simply ask “as previously requested, please revise your disclosure to alert investors that your operations could be deemed to facilitate…..”

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The language which you wish expanded in the first part is only there as alternative language to that which you wish inserted (“deemed to facilitate…”.) It simply does not make sense to have both of these statements. Hence the point of this attempted alternative disclosure. In terms of “expansion”, I believe “at variance with” is self-explanatory & well settled in law, meaning “a discrepancy” “not in line with”. In fact, I do not objectively believe the Issuer to be “at variance with” the statute at all. This Issuer is not, and in my legal opinion cannot be in violation of the FCSA. Hence I cannot expound upon purely speculative repercussions. If the Department of Justice wishes to pursue an action against the Issuer, the “potential impact” I guess could be that all the corporate officers are all hauled away to Federal Prison for decades; though I would hardly think that a reasonable statement in a filing.

As stated, I quite studiously drafted the language used in order to bring the FCSA as a potential issue into the filings, per your request, while I do not believe this to actually be so! In spite of my very strong objective thoughts, I believe that when taken in toto, that this disclosure cannot be understood in any way other than full and very clear warning of potential entanglement with numerous Federal Drug Laws (and not just the FSCA). As such, I would request that you please reconsider its usage. Please see again below -

“However, as is well known, US Federal regulations continue to consider Cannabis a schedule 1 drug, meaning that it has no currently accepted medical use in treatment, and thus illegal under Federal US laws. As such, the company could be deemed to be at variance with the Federal Controlled Substances Act.”

Now we come to the second part, your request to simply reinsert your preferred language. Believe me truthfully, I have no desire to drag this issue out, and am most amenable to bend as far as I can, (which I was attempting to do via the last alternative language I had proposed) but at the end of the day I too am a licensed attorney who has been asked to represent his client, in what should be predominately corporate issues. You must understand that you are asking a public corporation (of bio-tech scientists no less) to publicly state that they may be guilty of Federal crimes of “facilitating, selling, distributing, aiding, abetting”. While this (apparently) is not seen as a serious issue for the reviewers of this filing at Corp Fin, I can assure you that is not the view taken by the Issuer. It was very much hoped that the alternative language utilized which brought the FCSA directly into the disclosure would have accomplished your goal. However, if not, then we are at a legal impasse.

I am well aware that at the end of the day, this is only a filer and you are the Commission. However, given my rather extensive legal basis as to why the Issuer cannot legally be deemed to have undertaken any of the above actions; coupled by not so much as an even meagre attempt to address the legal issues raised is problematic. I believe it is professionally improper to simply repetitively state “as previously requested, please also revise your disclosure to alert investors that…”. This is not a legal response to a legal issue. I would be obliged to have an attorney on your end write a legally substantive reply on this issue. I don’t mind being wrong on the law, but at some point I must be shown why I am wrong on the law, as I must explain this to my clients, which has not happened to date. To be honest, this is the longest comment/response situation I’ve had in my career. So that you do not think me as simply argumentative or myopic, I do want you to know that I’ve reached out to maybe a half dozen esteemed legal colleagues, most of whom are current or former attorneys at DOJ, SEC Enforcement, FBI, State’s Attorney’s Office, etc. To a person they all came to the very same legal conclusion as I have drafted. There is a serious legal disconnect in the facts of this issuer being able to meet the requirements of what you wish them to state publically.

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The last time I was in conference on this issue with Ms. Daniels and Ms. Howells, some of the responses I received were “but other filers use that language” and “I’m not an expert in criminal law”. Well you may not be an expert in criminal law, but you are blithely demanding that my client tell entire world that they are breaking criminal laws. I do not believe that to be the case. I do not believe it is a factual possibility. I have given you case law, Federal Statutes, DOJ Releases, Federal Jury Instructions, and more. To receive no legal response whatsoever is simply not proper conduct as between attorneys. There is a substantive legal issue which has been raised, yet never addressed.

I would absolutely welcome your legal response to the legal issue raised, or in the alternative, perhaps an attempt to find some language which brings mention of the FCSA (as I tried) in order to achieve what you believe is proper.

For clarity’s sake, I have herein reinserted many of the legal aspects I had brought up in our previous comments and replies in order that it be before you in one reading.

The main issue with the Commission’s requested language is that is predicated upon an assumption that that the Justice Department could bring an action against the manufacturer for its activities; and secondly that the Issuer would meet the requirements for “Aiding, abetting, selling, distribution” etc. as to the manufacturer. Without these two elements, such a factual scenario is legally unfounded.

First, as to the Justice Department bringing an action against the manufacturer.

As I’m sure you know, per the “Cole Memo” - FinCen Release #FIN-2014-G001; US DOJ Memo to all States Attorneys: “Guidance Regarding Marijuana Enforcement” - the manufacturer’s State granted license ameliorates their activity per the DOJ. As such, as a matter of standing Federal law, the manufacturer’s state license estops the DOJ from taking action against them. That is the meaning of the Cole Memo. I would strongly urge you to review.

Since “aiding, abetting etc.” are inchoate crimes, they are wholly dependent up on the guilt of a “Principle”, which here would be the manufacturer. However, given the Cole Memo, the DOJ itself cannot bring action against them, making an inchoate crime of an accomplice a legal impossibility. This is simply a non-sequitur legal argument.

The idea that one could then jump from the issuer’s activity (which is a pre-requisite for “Aiding & Abetting”) to adhere criminal enterprise liability to scientists who license IP is simply untenable. As previously stated, it is the undersigned objective legal belief that such language simply is not comportant with the definitions necessary to even allege such behavior.

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The definition of Section §18 USC 2(a) (“Aiding and Abetting”) means assisting in the commission of someone else’s crime. This demands that a defendant embrace the crime of another and consciously do some act to contribute to its success. See generally Rosemond v. United States, 134 S.Ct. at 1246; United States v. Lyons, 740 F.3d 702, 715 (1 Cir. 2014) “An aider and abettor is punishable as a principal if, first, someone else actually committed the offense and, second, the aider and abettor became associated with the endeavor and took part in it intending to ensure its success. The central requirement of the second element is a showing that the defendant consciously shared the principal’s knowledge of the underlying criminal act and intended to help the principal.”

Mere association between the principal, and the aider and abettor is insufficient. Id. Even simple participation is not enough proof that a defendant intentionally assisted in the ventures illegal purpose. United States v. Ramos-Rascon, 8 F.3d 704, 711 (9th Cir. 1993).

In order to prove a case under §2 of 18 USC, three elements must exist:

1. The individual associated with the criminal endeavor,

2. The individual knowingly participated in the endeavor, and

3. The individual sought by his or her actions to make the endeavor succeed.

Clearly the licensing of Intellectual Property does not fall within the ambit of meaningful activity necessary to “assist in the commission of a crime” – both I would note are active verbs. Moreover – and by far more importantly, the manufacturer’s activity in the state of Colorado is legal and it holds license to do so. (The Cole Memo establishes this as Federal Practice).

The other verbiage utilized as possibly inviting the DOJ, was that the issuer’s “operations could be deemed to facilitate the selling or distribution of marijuana in violation of (the FCSA)”. This is factually bizarre, as the Issuer’s operations consist of a closed laboratory of scientific studies, with neither selling nor distribution of anything at all. They are scientists in white lab coats in Israel. They license their IP to a licensed manufacturer. That is all they do.

While Aiding & Abetting are an inchoate crime, “Distribute” is by definition even more active, and thus less tenable. Per 21 U.S. Code § 802 (11) “The term “distribute” means to deliver (other than by administering or dispensing) a controlled substance or a listed chemical. The term “distributor” means a person who so delivers a controlled substance or a listed chemical.” This is from the very “Definition of Terms” of the CSA.

21 U.S.C. § 841(A)(1) DISTRIBUTION OF A CONTROLLED SUBSTANCE – ELEMENTS - Section 841 prohibits knowing or intentional distribution of a controlled substance. See, United States v. Graham, 315 F.3d 777, 781 (7th Cir. 2003).

Were the Justice Department to actually bring charges against the company, they would have to read the following to the Jury (These are the Federal Jury Instructions)

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“21 U.S.C. § 841(A)(1) DEFINITION OF DISTRIBUTION A person “distributes” a controlled substance if he [delivers or transfers possession of the controlled substance to someone else] [causes a person to deliver or transfer possession of the controlled substance to another person].”

I would humbly and objectively submit that the licensing of IP cannot by any contortion of the English language be made to bring this issuer within the ambit of either the plain meaning or legislative intent of this statute; and as such it has no bearing.

In sum, and for the reasons listed supra, I am honestly and objectively of the opinion that the language which you wish inserted is simply untenable. I would therefore again welcome the possibility of utilizing alternative language (as I proffered last time) which could possibly bring the FCSA directly into the disclosure in a way which gives full notice, but in a manner both realistic and legally consistent.

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your assistance in this matter.

Sincerely yours,

David E. Price, Esq.

Corp Secretary & Counsel

DEP/mc

Cc: Board of Dirs.

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